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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


          For the transition period from              to
                                          -----------     -----------


                Commission file number:               0-26350
                                          -------------------------------




               ALLEGIANT BANCORP, INC. 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)


                             ALLEGIANT BANCORP, INC.
                                2122 Kratky Road
                           Saint Louis, Missouri 63114

          (Name and issuer of the securities held pursuant to the plans and addresses of its principal executive office)


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                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE

                             Allegiant Bancorp, Inc.
                           401(k) Profit Sharing Plan

                     Years Ended December 31, 2000 and 1999





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                             Allegiant Bancorp, Inc.
                           401(k) Profit Sharing Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2000 and 1999



                                    CONTENTS
Report of Independent Auditors..........................................1

Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statements of Changes in Net Assets Available for Benefits..............3
Notes to Financial Statements...........................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........10



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                         Report of Independent Auditors

The Trustees
Allegiant Bancorp, Inc.
   401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP


May 21, 2001

                                                                            1

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
                                          Allegiant Bancorp, Inc.
                                         401(k) Profit Sharing Plan

                              Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31
                                              2000                            1999
                                        -----------------------------------------------------------------
                                                                                               NON-
                                                                          PARTICIPANT-     PARTICIPANT-
                                             TOTAL           TOTAL          DIRECTED         DIRECTED
                                        -----------------------------------------------------------------
ASSETS
Cash                                       $        -      $      828      $        -        $    828
Investments at fair value                   1,701,391       1,623,794       1,120,198         503,596
Participant loans                              35,834          36,323          36,323               -
                                        -----------------------------------------------------------------
                                            1,737,225       1,660,945       1,156,521         504,424
Employer contributions receivable               7,896               -               -               -
                                        -----------------------------------------------------------------
Total assets                                1,745,121       1,660,945       1,156,521         504,424

Net assets available for benefits          $1,745,121      $1,660,945      $1,156,521        $504,424
                                        =================================================================

See accompanying notes.

                                                                            2

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
                                             Allegiant Bancorp, Inc.
                                           401(k) Profit Sharing Plan

                           Statements of Changes in Net Assets Available for Benefits

                                                                  YEAR ENDED DECEMBER 31
                                                   2000                              1999
                                           --------------------------------------------------------------------
                                                                                                     NON-
                                                                                 PARTICIPANT-    PARTICIPANT-
                                                  TOTAL            TOTAL           DIRECTED        DIRECTED
                                           --------------------------------------------------------------------
Additions to net assets attributed to:
  Dividends and interest                        $   73,319       $   65,395       $   59,980       $  5,415
  Net appreciation (depreciation) in fair
     value of investments                         (179,911)          38,716           58,716        (20,000)
  Contributions:
     Employer                                      116,579          146,807                -        146,807
     Employee                                      376,647          384,567          295,311         89,256
     Rollovers from other plans                     38,448           89,663           89,663              -
                                           --------------------------------------------------------------------
Total additions                                    425,082          725,148          503,670        221,478

Deductions from net assets for
  distributions to participants                   (340,906)        (261,559)        (212,075)       (49,484)

Interfund transfers                                      -                -         (198,998)       198,998
                                           --------------------------------------------------------------------
Net increase in net assets available for
  assets                                            84,176          463,589           92,597        370,992
Net assets available for benefits:
  Beginning of year                              1,660,945        1,197,356        1,063,924        133,432
                                           --------------------------------------------------------------------
  End of year                                   $1,745,121       $1,660,945       $1,156,521       $504,424
                                           ====================================================================

See accompanying notes.

                                                                            3

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                        Notes to Financial Statements

                         Year Ended December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Allegiant Bancorp, Inc. (the Company) as of January 1, 1993 and has been amended subsequently.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed three months of service. Prior to December 16, 2000, eligibility required six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 15 percent of their eligible compensation as defined. Historically, and in 2000 and 1999, the Company has matched 50 percent of employees' contributions up to a maximum of 6 percent of pretax compensation. All Company contributions are discretionary. All employer contributions are initially invested in Company common stock, but may be redirected by participants. All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

VESTING

Participants are entitled to the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, as defined, with participants being 20 percent vested for each year of service after one year of service (100 percent vested after six years of service). Forfeitures of nonvested Company matching contributions are used to reduce

                                                                            4

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

future Company contributions. For the year ended December 31, 2000, forfeited balances used to reduce Company contributions were $34,217.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested account balance upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account balance in the form of a lump-sum distribution or may elect to transfer the account balance to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates ranged from 8.00 percent to 10.50 percent in 2000 and 8.00 percent to 9.50 percent in 1999.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                                            5

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered by the Plan, which include trusteed mutual funds and Company stock.

During fiscal year 2000, participants were allowed to exchange the employer match contributions in Company stock to any other investment option offered by the Plan. Accordingly, for 2000, all investments were participant-directed.

Participants may change their investment options as often as they choose by directly contacting the plan trustee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances which approximate fair value.

Shares of Company common stock are valued at the closing bid price on the last business day of the year.

                                                                            6

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The fair values of investments representing more than 5 percent of assets held by the Plan at December 31, 2000 and 1999, are as follows:

                                                                CURRENT VALUE
                DESCRIPTION                                   2000         1999
----------------------------------------------------------------------------------------
   Prudential Government Securities Trust - Money
     Market                                                 $125,814     $139,677
   Prudential Small Company Value Fund                             -       87,227
   Prudential Stock Index Fund                               395,056      379,075
   AIM International Equity Fund                              98,291      106,640
   Oppenheimer Quest Opportunity Value Fund                  266,936      251,217
   Goldman Sachs Growth and Income Fund                            -      162,627
   Allegiant Bancorp, Inc. common stock                      517,092      477,485*
   Prudential U.S. Emerging Growth Fund                       99,879            -
   Fidelity Adv. Growth and Income Fund                      150,577            -

   *This investment was non-participant-directed in 1999.

                                                                            7

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

During the year, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                              YEAR ENDED DECEMBER 31
                                                               2000            1999
                                                         --------------------------------
   Prudential Government Securities Trust -
     Short/Intermediate                                     $     486       $     (678)
   Prudential Small Company Value Fund                          9,740             (871)
   Prudential Stock Index Fund                                (41,293)          42,073
   AIM International Equity Fund                              (38,263)          32,587
   Jennison Growth Fund                                          (665)               -
   Prudential U.S. Emerging Growth Fund                       (23,030)               -
   Oppenheimer Quest Opportunity Value Fund                    (3,713)         (11,321)
   Goldman Sachs Growth and Income Fund                        (5,878)          (3,074)
   Allegiant Bancorp, Inc. Company Stock                      (69,400)         (20,000)*
   Davis NY Venture Fund                                         (535)               -
   Fidelity Adv. Growth and Income Fund                        (6,251)               -
   Kemper Technology Fund                                      (1,109)               -
                                                         --------------------------------
                                                            $(179,911)      $   38,716
                                                         ================================

   *This investment was non-participant-directed in 1999.


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 1998, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

                                                                            8

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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


5. MERGER WITH EQUALITY BANCORP, INC.

Effective November 16, 2000, the Company merged with Equality Bancorp, Inc. (Equality). Employees who participated in the Equality Savings and Security Plan were required to transfer their Equality retirement funds to the Plan. In April 2001, the Plan received an approximate $1.5 million transfer from the Equality plan's trustee for Company employees. The individual participant account balances were allocated such that the investment goals of funds provided by the Plan's trustee were matched to the extent possible to the funds provided by the Equality plan's trustee.

6. SUBSEQUENT EVENT

Effective May 1, 2001, the Company entered into an agreement to acquire 100 percent of the outstanding stock of Southside Bancshares, Corp.

                                                                            9

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                            Supplemental Schedule







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                           Allegiant Bancorp, Inc.
                          401(k) Profit Sharing Plan

                           EIN: 43-0437475 Plan 001

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2000
                                                             DESCRIPTION OF       CURRENT
                  IDENTITY OF ISSUER                          INVESTMENT           VALUE
---------------------------------------------------------------------------------------------
Prudential Government Securities Trust -
  Money Market*                                            125,813.75 shares    $  125,814
                                                           of mutual funds
Prudential Government Securities Trust -
  Short/Intermediate*                                      1,569.17 shares          15,252
                                                           of mutual funds

Prudential Government Securities Money Market Services -
  Private Shares*                                          14,189.89 shares         14,190
                                                           of mutual funds

Prudential Stock Index Fund*                               13,437.28 shares        395,056
                                                           of mutual funds

AIM International Equity Fund                              5,121.97 shares          98,291
                                                           of mutual funds

Jennison Growth Fund                                       215.43 shares             3,869
                                                           of mutual funds

Prudential U.S. Emerging Growth Fund*                      5,276.23 shares          99,879
                                                           of mutual funds

Oppenheimer Quest Opportunity Value Fund                   7,899.86 share          266,936
                                                           of mutual funds

Davis NY Venture Fund                                      394.42 shares            11,336
                                                           of mutual funds

Fidelity Adv. Growth and Income Fund                       8,487.97 shares         150,577
                                                           of mutual funds

Kemper Technology Fund                                     166.01 shares             3,099
                                                           of mutual funds

Allegiant Bancorp, Inc. Company Stock*                     57,856.47 shares        517,092
                                                           of common stock

Participant loans (various individuals; term of
  1 to 5 years; interest rates ranging from
  8.00% to 10.50%)                                                                  35,834
                                                                              ---------------
                                                                                $1,737,225
                                                                              ===============

*Party-in-interest to the Plan.

                                                                           10

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                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ALLEGIANT BANCORP, INC. 401(k)
                                       PROFIT SHARING PLAN


                                      By: /s/ Karen E. Box
                                         --------------------------------------
                                         Karen E. Box
                                         Sr. Vice President - Human Resources

June 28, 2001

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